Exhibit (77)(i)

                       TERMS OF NEW OR AMENDED SECURITIES

On May 9, 2001, and November 2, 2001, respectively, the Board of Trustees ("Board") of the Registrant approved the creation of two new series: Pilgrim Principal Protection Fund I and Pilgrim Principal Protection Fund II. For each of these series, the Board approved the issuance of new classes of securities designated "Class A," "Class B," "Class C," and "Class Q." Class A, B, C, and Q Shares (1) will be sold at the then-current net asset value with or without the imposition of a front-end sales charge, as described in the Fund's then-current prospectus(es); (2) are subject to a fee of 0.25% of the average daily net assets of the shares of the respective Class; and (3) may or may not be subject to a contingent deferred sales charge in such amount as is described in the Fund's then-current prospectus(es).

Class A, B, C, and C Shares will be identical in all respects except for Class designation, allocation of certain expenses attributable to a particular Class, and voting rights. A Class' shareholders will vote separately with respect to issues affecting only that Class. Each Class represents interests in the same investment fund as all other Classes and, therefore, is subject to the same investment objectives, policies, and limitations.

Further description of Class A, B, C, and Q Shares appears in the Registrant's Amended and Restated Rule 18f-3 Plan.